# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 532,216; sole dispositive power 0; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class); the aggregate amount excludes certain shares
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 532,216; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)
- Riverstyx Fund, GP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 532,216; sole dispositive power 0; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)
- Ben Franklin: type of reporting person: individual (IN), partnership (PN), other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100; shared voting power 532,216; sole dispositive power 0; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)
- Pham Duc Hoang (CIK 0002079212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 299,900; shared voting power 532,216; sole dispositive power 155,900; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)
- Michael R. Levin: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); member of a group; source of funds: personal funds (PF); sole voting power 110; shared voting power 532,216; sole dispositive power 110; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)
- Lloyd M. Sems: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 532,216; sole dispositive power 0; shared dispositive power 388,216; aggregate amount beneficially owned 532,216 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560

## Item 2. Identity and Background
Name of person filing:
Riverstyx Capital Management LLC
The Riverstyx Fund, LP
Riverstyx Fund, GP
Ben Franklin
Duc Pham
Michael R. Levin
Lloyd M. Sems
Residence or business address:
Riverstyx Capital Management LLC - 3661 Valverde Cir., Jacksonville, FL 32224
The Riverstyx Fund, LP - 3661 Valverde Cir., Jacksonville, FL 32224
Riverstyx Fund GP - 3661 Valverde Cir., Jacksonville, FL 32224
Ben Franklin - 36661 Valverde Cir., Jacksonville, FL 32224
Duc Pham - 3286 Vin Santo Ln., San Jose, CA 95148
Michael R. Levin - 1863 Kiest Ave., Northbrook, IL 60062
Lloyd M. Sems - 291 Mendham Rd., Bernardsville, NJ 07924
Present principal occupation or employment:
Riverstyx Capital Management, LLC is an investment adviser with its principal business office at 3661 Valverde Cir., Jacksonville, Florida 32224.

Riverstyx Fund, LP is an investment partnership with its principal business office at 3661 Valverde Cir., Jacksonville, Florida 32224.

Riverstyx Fund GP, LLC is the general partner of Riverstyx Fund, LP with its principal business office at 3661 Valverde Cir., Jacksonville, Florida 32224.

Ben Franklin serves as the Manager of Riverstyx Capital Management, LLC and Riverstyx Fund GP, LLC, with a principal business address of 3661 Valverde Cir., Jacksonville, Florida 32224.

Duc Pham is a Senior Engineer at Apple Inc., a consumer electronics and software company, with a business address at One Apple Park Way, Cupertino, California 95014.

Michael R. Levin is an independent consultant with a principal business address at 1863 Kiest Ave., Northbrook, Illinois 60062.

Lloyd M. Sems is a private investor with a principal business address at 291 Mendham Rd., Bernardsville, New Jersey 07924.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
Citizenship:
Riverstyx Capital Management, LLC is a Florida limited liability company.

Riverstyx Fund, LP is a Delaware limited partnership.

Riverstyx Fund GP, LLC is a Delaware limited liability company.

Ben Franklin is a citizen of the United States.

Duc Pham is a citizen of the United States.

Michael R. Levin is a citizen of the United States.

Lloyd M. Sems is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
No material change has been made to the disclosure under Item 3 of the Schedule 13D previously filed by the other Reporting Persons.

The 299,900 Shares beneficially owned by Duc Pham were purchased with personal funds. Duc Pham signed an irrevocable proxy with Don Pham whereby these parties agreed to provide Duc Pham with sole voting power over shares held by Don Pham. The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

The 110 Shares beneficially owned by Michael R. Levin were purchased with personal funds. The aggregate purchase price of such Shares was approximately

## Item 4. Purpose of Transaction
Purpose of transaction:
No material change has been made to the disclosure under Item 4 of the Schedule 13D previously filed by the other Reporting Persons except as set forth herein.

Duc Pham has been a committed investor in the Company for nearly a decade. Despite this long standing support for the Company and belief in its mission, he is deeply concerned about the Company's current trajectory. In order to address these issues, Mr. Pham has increased his position in the Company over time. Following an irrevocable proxy made on August 20, 2025, Mr. Pham now holds voting power over approximately 6.7 percent of the Company's outstanding shares. Of this total, 3.5 percent is directly held by Mr. Pham and 3.2 percent is attributable to Don Pham's voting power. As a result, Mr. Pham has become one of the company's largest voting shareholders. Mr. Pham intends to seek election to the Company's Board of Directors in order to propose a strategy focused on governance reform, financial stabilization, and operational turnaround.

The Reporting Persons have formed a group for the purpose of nominating a slate of directors for election at the Issuer's 2025 Annual Meeting of Shareholders and soliciting proxies in support of such nominees. The Reporting Persons believe that change in the composition of the Issuer's Board of Directors is necessary to protect and enhance shareholder value.

The Reporting Persons are also party to litigation in the North Carolina Business Court compelling the Issuer to hold the Annual Meeting and challenging the validity of the Issuer's recent issuance of approximately 1,353,180 shares pursuant to the Ethara convertible note. The Reporting Persons believe that this financing was highly dilutive and undertaken for entrenchment purposes. The Reporting Persons are seeking judicial relief to prevent disenfranchisement of existing shareholders.

Depending on various factor including the outcome of the Annual Meeting, the Issuer's financial position and strategic direction, and the results of the ongoing litigation, the Reporting Persons may take such additional actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 532,216 shares of common stock of the Issuer. Based on 4,471,453 shares outstanding as reported by the Issuer in its most recent public filing, this represents approximately 11.9 percent of the outstanding class.
Number of shares as to which each person has sole or shared power to vote or dispose:
Riverstyx Fund, LP directly holds 232,106 Shares. Riverstyx Capital Management, LLC, as the investment manager of Riverstyx Fund, LP, and Riverstyx Fund GP, LLC, as the general partner of Riverstyx Fund, LP, may each be deemed to beneficially own the 232,106 Shares directly held by the Fund. Ben Franklin, as the Manager of Riverstyx Capital Management, LLC and Riverstyx Fund GP, LLC, may also be deemed to beneficially own such Shares.

Ben Franklin also directly holds 100 Shares and has sole voting and dispositive power with respect to such Shares.

Duc Pham directly holds 299,900 Shares. Duc Pham has sole voting power with respect to such Shares. In addition, pursuant to an irrevocable proxy made on August 20, 2025, Duc Pham holds limited voting power with respect to 144,000 Shares held by Don Pham, which proxy applies only to the 2025 Annual Meeting of Shareholders. Duc Pham does not have dispositive power or economic power over those 144,000 Shares. Accordingly, Duc Pham has sole dispositive power with respect to 155,900 Shares and shared dispositive power with respect to an aggregate of 388,216 Shares.

Michael R. Levin directly holds 110 Shares and has sole voting and dispositive power with respect to such Shares.

Lloyd M. Sems does not directly hold any Shares.

Each of the Reporting Persons may be deemed to have shared voting power with respect to an aggregate of 532,216 Shares and shared dispositive power with respect to an aggregate of 388,216 Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of his or its pecuniary interest therein.
Transactions in the class effected during the past sixty days: Since the filing of the last amendment to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 23, 2025, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing of statements on Schedule 13D, including amendments thereto, with respect to the securities of the Issuer. A copy of this Joint Filing Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On August 20, 2025, Duc Pham entered into an irrevocable proxy with Don Pham pursuant to which Don Pham granted Duc Pham limited voting power with respect to 144,000 shares held by Don Pham. The proxy applies only to the Issuer's 2025 Annual Meeting of Shareholders and does not provide Duc Pham with dispositive power or economic power over such shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated September 23, 2025, by and among Riverstyx Capital Management, LLC, Riverstyx Fund, LP, Riverstyx Fund GP, LLC, Ben Franklin, Duc Pham, Michael R. Levin, and Lloyd M. Sems (filed herewith as ex991.pdf).

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (09/23/2025)
- The Riverstyx Fund, LP: Ben Franklin, Manager (09/23/2025)
- Riverstyx Fund, GP: Ben Franklin, Manager (09/23/2025)
- Ben Franklin: Ben Franklin, Ben Franklin (09/23/2025)
- Pham Duc Hoang: Duc Pham, Individual (09/23/2025)
- Michael R. Levin: Michael R. Levin, Individual (09/23/2025)
- Lloyd M. Sems: Lloyd M. Sems, Individual (09/23/2025)